Exhibit (d)(21)

Amendment to

Investment Advisory Contract

between

Marshall Funds Inc.

and M&I Investment Management Corp.

This Amendment to the Investment Advisory Contract between Marshall Funds, Inc. (the “Corporation”) and M&I Investment Management Corp. (the “Adviser”) is made and entered into as of December 27, 2010.

WHEREAS, the Adviser implemented a breakpoint schedule to its advisory fees payable by certain portfolios of the Corporation effective September 1, 2007; and

WHEREAS, the Adviser has determined to revise the breakpoint schedule for such portfolios effective November 1, 2007 and December 27, 2010.

Effective November 1, 2007, the following breakpoint schedule for the investment advisory fee payable to the Adviser shall take effect with respect to the portfolios listed below:

	Annual Investment Advisory Fee as a Percentage of Each Portfolio’s Aggregate Daily Net Assets
Portfolio	on the first $500 million	on the next $200 million	on the next $100 million	in excess of $800 million
Large-Cap Value Fund	0.75%	0.74%	0.70%	0.65%
Large-Cap Growth Fund	0.75	0.74	0.70	0.65
Mid-Cap Value Fund	0.75	0.74	0.70	0.65
Mid-Cap Growth Fund	0.75	0.74	0.70	0.65
International Stock Fund	1.00	0.99	0.95	0.90
Aggregate Bond Fund	0.40	0.39	0.30	0.25
Government Income Fund	0.40	0.39	0.30	0.25
Short-Intermediate Bond Fund	0.40	0.39	0.30	0.25
Short-Term Income Fund	0.20	0.19	0.10	0.10

Effective December 27, 2010, the following breakpoint schedule for the investment advisory fee payable to the Adviser shall take effect with respect to the portfolio listed below:

	Annual Investment Advisory Fee as a Percentage of Portfolio’s Aggregate Daily Net Assets
Portfolio	on the first $500 million	on the next $200 million	on the next $100 million	in excess of $800 million
Intermediate Tax-Free Fund	0.30%	0.29%	0.20%	0.15%

Marshall Funds, Inc.

By:	/s/ John M. Blaser
Name: John M. Blaser
Title: President

M&I Investment Management Corp.

By:	/s/ Timothy M. Bonin
Name: Timothy M. Bonin
Title: Vice President